                      Volaris Reports January 2018 Traffic Results

Mexico City, Mexico. February 8, 2018 – Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, reports January 2018 preliminary traffic results.

During January 2018 Volaris increased total capacity, as measured in Available Seat Miles (ASMs), by 5.5% year over year. Total demand, as measured in Revenue Passenger Miles (RPMs), in January 2018 increased 0.4% year over year, reaching 1.4 billion. Volaris transported a total of 1.5 million passengers during the month, a decrease of 2.1% year over year.

In January 2018, Volaris increased domestic and international ASMs by 5.3% and 5.8%, respectively. Network load factor for January was 80.1%.

The following table summarizes Volaris traffic results for the month and year-to-date.

	January 2018	January 2017	Variance
RPMs (in millions, scheduled & charter)
Domestic	976	962	1.5%
International	471	480	(1.9)%
Total	1,447	1,442	0.4%
ASMs (in millions, scheduled & charter)
Domestic	1,206	1,145	5.3%
International	601	569	5.8%
Total	1,807	1,714	5.5%
Load Factor (in %, scheduled)
Domestic	80.9%	84.0%	(3.1) pp
International	78.3%	84.5%	(6.2) pp
Total	80.1%	84.1%	(4.0) pp
Passengers (in thousands, scheduled & charter)
Domestic	1,124	1,154	(2.6)%
International	333	334	(0.4)%
Total	1,457	1,488	(2.1)%

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*(“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 173 and its fleet from four to 71 aircraft. Volaris offers more than 323 daily flight segments on routes that connect 40 cities in Mexico and 27 cities in the United States and Central America with one of the youngest fleet in Americas. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for eight consecutive years. For more information, please visit: www.volaris.com

Investor Relations contact: Andrés Pliego & Andrea González/ Investor Relations / ir@volaris.com / +52 55 5261 6444

Media contact: Gabriela Fernández / volaris@gcya.net / +52 55 5246 0100